David G. Peinsipp (415) 693 2177 dpeinsipp@cooley.com	VIA EDGAR

June 18, 2015

Securities and Exchange Commission

Attention: Larry Spirgel

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yelp, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed February 27, 2015

Form 10-Q for the Quarter Ended March 31, 2015

Filed May 1, 2015

File No. 001-35444

Ladies and Gentlemen:

On behalf of Yelp, Inc. (the “Company”), this letter is being submitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated June 5, 2015, with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2014 and the Company’s Form 10-Q for the Quarter Ended March 31, 2015.

Please be advised that the Company requests additional time to complete its review and discuss the comments by the Staff with its auditors and counsel. The Company currently expects that it will provide its response to the Staff’s comment letter on or before June 30, 2015 and will further advise the Staff if it becomes unable to do so.

Please do not hesitate to contact me at (415) 693-2177 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ David G. Peinsipp

David G. Peinsipp

cc:	Robert Krolik, Chief Financial Officer, Yelp, Inc.

Laurence Wilson, General Counsel, Yelp, Inc.

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